
02056917

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
SEP 05 2002
WASH. D.C.
161
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K for the month of August 2002

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

PROCESSED
SEP 09 2002
THOMSON
FINANCIAL

Table of Contents

Press releases and intimations to stock exchange for August 2002 :

(1) "Federal Court decision delays Dr. Reddy's Cipro launch" August 14, 2002.

(2) "Intimation on Grant of Options under Dr. Reddy's Employees Stock Option Scheme 2002." August 26, 2002.


DR.REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Federal Court decision delays Dr. Reddy's Cipro launch

Hyderabad, India, August 14, 2002 – Dr. Reddy's Laboratories Ltd. (NYSE: RDY) announced today that a three-judge panel of the United States Federal Circuit Court of Appeals has issued a decision affirming the validity of Bayer's '444 patent on Ciprofloxacin. In the light of this development, Dr. Reddy's will be unable to launch the product until Bayer's '444 compound patent expires on December 9, 2003.

In July this year, the U. S. Food and Drug Administration had issued final approval for the Company's Abbreviated New Drug Application (ANDA) for Ciprofloxacin Tablets 100, 250, 500 and 750 mg. The Company has paragraph IV certifications on all dosages and believes is the first to file on the 100mg, brand sales of which were $1.5 million in 2001 (IMS 2001).

Ciprofloxacin is the AB-rated generic equivalent of Bayer Corporation's Cipro®. Cipro® is a broad-spectrum antibiotic, approved for the treatment of several types of infection.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and

demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880

Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

--o0o--

DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

August 26, 2002

The Secretary / The Executive Director
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange

Sub: Grant of Options under Dr. Reddy's Employees Stock Option Scheme, 2002.

Dear Sir,

Pursuant to clause 25 of the listing agreement, we hereby intimate you that the company has granted 1813 stock options to an employee of the Company at the meeting of the Compensation Committee of Board of Directors held on August 26, 2002.

The options have been granted at a price of Rs.884 per option, which is equivalent to weighted average share price of the company of last 30 days on BSE.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy's Laboratories Ltd.



Santosh Kumar Nair
Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: 2/09/02

By: ______________________

(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.